FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

Sprint 6100 Sprint Parkway, Overland Park, Kansas 66251 Office: (913) 794-1427 Email: Paul.Schieber@sprint.com	Paul W. Schieber, Jr. Vice President and Controller

December 11, 2019

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Technology

Re:	Sprint Corporation

Form 10-K for Fiscal Year Ended March 31, 2019

Filed May 29, 2019

Form 10-Q for the Period Ended September 30, 2019

Filed November 12, 2019

File No. 001-04721

Correspondence Dated November 19, 2019

Ladies and Gentlemen:

Sprint Corporation, a Delaware corporation (“Sprint,” the “Company,” “we,” “our” or “us”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 19, 2019 with respect to our Form 10-K for fiscal year ended March 31, 2019, filed May 29, 2019 (the “Form 10-K”) and our Form 10-Q for the period ended September 30, 2019, filed November 12, 2019 (the “Form 10-Q”).

Below is the Company’s response to the Staff’s comment. For the convenience of the Staff, the Company has repeated the comment before the response.

Please be advised that we are requesting confidential treatment pursuant to the Commission’s Rule 83, 17 C.F.R. § 200.83, with respect to portions of the response to the Staff’s comment (the “Confidential Portions”). Such response is being provided to the Commission in its entirety in hard copy under separate cover along with the request for confidential treatment. Please note the version of this letter filed via EDGAR omits the Confidential Portions included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”).

Securities and Exchange Commission

December 11, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

Form 10-Q for the Period Ended September 30, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Service Revenue, page 50

1.

We note that total service revenue declined nearly 8% or $450 million during the quarter ended September 30, 2019 compared to the prior year quarter, due in part to Lifeline estimated reimbursements for subsidies claimed that may have not met your usage requirements under the Lifeline programs. Please address the following:

●

Quantify the impact of the estimated reimbursements on your total service revenues, wireless segment earnings, consolidated operating income, consolidated net loss and net loss per share for the three and six months ended September 30, 2019.

●

Tell us if you believe the recording of these estimated reimbursements represents the correction of an error. If not, please explain. If so, please tell us how you evaluated materiality in determining that historical interim or annual periods presented did not require restatement. Please refer to ASC 250-10-45.

Response:

After the Company received an inquiry from a third party, the Company commenced an extensive review of our system configurations that were relied upon for recognizing service revenue associated with Sprint’s Federal Lifeline subsidies in July 2019. As a result of this effort, the Company concluded that the information used to calculate the monthly amount of subsidies that could be claimed under the Lifeline program included inaccurate information, and our claims under the Lifeline program and related historical service revenue were, therefore, overstated. This inaccurate information was also used in determining amortization periods for deferred revenue and contract assets as well as deferred commission expense under ASC 606 Revenue from Contracts with Customers and ASC 340 Other Assets and Deferred Costs, respectively. Accounting Standards Codification (ASC) 250-10-20 defines an error in previously issued financial statements as “[a]n error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared,” whereas a change in accounting estimate results from new information or subsequent developments, and accordingly, from better insight or improved judgment. As the underlying information produced by the Company to recognize revenue and selling, general, and administrative expenses was inaccurate, the Company concluded that there were errors in the prior period financial statements dating back to the quarter ended September 30, 2017.

As discussed in greater detail below, we determined that the errors were not quantitatively or qualitatively material to any of the prior annual or interim periods nor would the correction of the errors in the current quarter lead to a material misstatement of the three- or six-months ended

Securities and Exchange Commission

December 11, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

September 30, 2019 results. Consequently, the errors were corrected through a cumulative adjustment to Sprint’s financial statements for the quarter-ended September 30, 2019. Below we have included a tabular analysis of the impact of the out-of-period portion of the estimated reimbursements on total service revenues, wireless segment earnings, consolidated operating income, consolidated net loss and net loss per share for the three and six months ended September 30, 2019 in response to the Staff’s request.

	Three months ended September 30, 2019 (in millions)				Six months ended September 30, 2019[1] (in millions)

	As reported	Lifeline Adjustment	Unadjusted	%	As reported	Lifeline Adjustment	Unadjusted	%

Total Service Revenue	5,273	[***]	[***]	[***]	10,836	[***]	[***]	[***]

Wireless Segment Earnings	2,562	[***]	[***]	[***]	5,599	[***]	[***]	[***]

Consolidated Operating Income	237	[***]	[***]	[***]	692	[***]	[***]	[***]

Consolidated Net Loss	(274)	[***]	[***]	[***]	(385)	[***]	[***]	[***]

Net Loss per share	(.07)	[***]	[***]	[***]	(.09)	[***]	[***]	[***]

1As the Company recorded an adjustment for the cumulative error[s] in the September 30, 2019 quarter, errors associated with the three months ended June 30, 2019 are excluded in the quantification for the six months ended September 30, 2019 such that the error[s] in the six month ended September 30, 2019 column reflects only the error[s] for periods prior to April 1, 2019.

ASC 250-10-45-27 provides the following guidance in evaluating materiality in the correction of an error:

In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.

The Company also considered the SEC Staff’s guidance in Staff Accounting Bulletin Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. As noted therein,

The staff believes registrants must quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the

Securities and Exchange Commission

December 11, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

current year financial statements. The staff believes that this can be accomplished by quantifying an error under both the rollover and iron curtain approaches as described above and by evaluating the error measured under each approach. Thus, a registrant’s financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors… The staff does not believe the exclusive reliance on either the rollover or iron curtain approach appropriately quantifies all misstatements that could be material to users of financial statements… It is possible that correcting an error in the current year could materially misstate the current year’s income statement.

Additionally, the Company considered the SEC Staff’s guidance in Staff Accounting Bulletin Topic 1.M, Assessing Materiality,

The staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important… Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality.

The Company’s approach to assessing materiality of the errors included a quantitative and qualitative analysis for all interim and annual periods impacted, including consideration of the users of our financial statements and the measures and metrics that those users view as most relevant. In addition to internal users of our financial statements, external users would include shareholders, potential shareholders, debtholders, analysts, customers and vendors. The Company believes that the most important measures and metrics to the users of our financial statements include Wireless Service Revenue, Wireless Segment Earnings, Earnings before Interest Taxes Depreciation and Amortization (EBITDA) and Adjusted EBITDA (AEBITDA), as well as subscriber metrics including Average Revenue per User (ARPU), Gross Adds, Net Adds, and Churn. The Company generally views Operating Income (loss), Net income (loss) and Net Earnings (Loss) per Share as less relevant in evaluating the Company’s performance due to the Company’s history of near break-even results in interim periods.

Securities and Exchange Commission

December 11, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

The error impacts prior interim and annual periods; therefore, while the Staff requested the impact to certain line items for the three and six months ended September 30, 2019, the Company’s quantitative and qualitative analysis considered the impacts on reported results under both the iron curtain and rollover methods for all impacted periods dating back to the quarter ended September 30, 2017 consistent with the examples provided in Topic 1.N. Further, the Company considered quantitative impacts to these other metrics and measures of profitability that the Company has determined to be relevant to the users of Sprint’s financial statements. An expanded quantitative analysis is included as an Appendix to this letter.

The Company’s qualitative assessment included consideration of the results of the quantitative analysis as well as the matters included in Staff Accounting Bulletin No. 99 among others. Key conclusions from this analysis are as follows:

●	The misstatement is capable of precise measurement and is not subject to estimation (other than normal period-end accruals for unbilled amounts);
o

The quantification exercise undertaken by the Company allowed the error to be calculated with a reasonable level of precision based on the Company’s interpretation and application of the relevant laws to our dataset. The subscriber data was gathered from several sources and validated through cross checks as well as reperformance and independent calculations by the Company’s Corporate Audit Services department. This information was then compared and reconciled to the historical monthly subsidy submissions by Revenue Accounting in order to quantify the error (i.e., over billing of subsidies) for each period.

●

The misstatement does not mask changes in earnings and does not have any significant impacts on key metrics for Sprint: ARPU, Gross Adds, Net Adds, or Churn. Due to Sprint’s historical net operating losses, EBITDA and AEBITDA are generally considered more relevant.

o

Beginning for the quarter ended June 30, 2017, the Company no longer reported Lifeline subscribers within our subscriber metrics due to regulatory changes resulting in tighter program restrictions. Historical metrics were recast in the Company’s June 30, 2017 filing to exclude the Lifeline subscribers from total subscriber counts, as well as calculations for churn and ARPU. Therefore, the reported ARPU, Gross Adds, Net Adds or Churn was not impacted by the error for any interim or annual period.

o

The misstatement does have an effect on Wireless Segment Earnings, EBITDA and AEBITDA due to the changes in revenue and operating expenses, but we have concluded that these effects are quantitatively immaterial (as a dollar amount and a percentage) and the effects have no significant impact on the Company’s historical

Securities and Exchange Commission

December 11, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

earnings (either as a dollar amount or a percentage amount). The misstatements represented less than a [***] change in Wireless Segment Earnings, EBITDA and AEBITDA reported on an annual basis. From a quarterly basis utilizing the rollover method, the only quarter that represented greater than a [***] change in EBITDA was for the quarter ended March 31, 2019. However, this percentage change is mainly driven by a $2 billion goodwill impairment charge that the Company recorded during this quarter that significantly decreased EBITDA (reported EBITDA was $.7 billion but would have been $2.7 billion before this charge). While EBITDA is a key metric utilized by the Company, the goodwill impairment charge was considered a non-recurring, non-cash charge recorded during the period and was regularly adjusted out of EBITDA for internal purposes and was noted as a one-time charge in analyst correspondence. In addition, AEBITDA would have changed less than [***] for each period impacted by the error under the rollover method. Under the iron curtain method, the error does reflect a greater than [***] impact on Wireless Segment Earnings, EBITDA and AEBITDA for the quarter ended June 30, 2019. However, this change is primarily the result of only one quarter of Wireless Segment Earnings, EBITDA and AEBITDA being included in the calculation (annualized amounts are expected to reflect less than a [***] impact of the error and the impact of the error is less than [***] for the 6 months ended September 30, 2019 for each of these measures).

o

The misstatement has a larger impact to net income (loss) and Earnings before Interest and Taxes (EBIT) due to the Company’s results hovering around a zero net income or loss in most interim periods. Due to the near break-even results, we generally view net income (loss) as a less relevant measure for the Company as discussed above. While the errors may have a higher percentage impact in interim periods, for both prior annual periods, there were significant adjustments caused by the effect of tax reform generating $7 billion of income in the year ended March 31, 2018 and a $2 billion impairment loss for the year-ended March 31, 2019, such that the errors are not significant to the annual amounts as a dollar amount or a percentage. Further, the errors would not have converted income to a loss for any of the prior or current periods on an interim or annual basis.

o

Certain disclosed amounts would have been impacted by the error as well – including the disaggregation of revenue. As shown in the quantitative analysis, the impact to the footnote disclosure of Wholesale, Affiliate, and Other Revenue, the error represents a larger percentage of this amount. However, this disclosed amount in the aggregate represents only [***] of the Company’s service revenue and is considered both internally and externally less significant than Postpaid and Prepaid Service Revenue.

Securities and Exchange Commission

December 11, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

●	The misstatement does not hide a failure to meet analysts’ consensus expectations;
o

As stated above, since the Lifeline subscribers were removed from the Company’s externally reported subscriber metrics beginning in the quarter ended June 30, 2017, and the error arose in July 2017, key metrics such as subscriber churn, gross / net customer additions, and ARPU were not affected by the error. Total operating revenue and EBITDA were affected by the error but we have deemed the impacts to be immaterial to the Company’s financial results and the impacts would not have had a material effect on analyst’s expectations for any specific period.

o

When we consider the correction of the error in the current period, total service revenue in the current period will be degraded by [***] for prior period amounts. However, this amount represents only [***] of service revenue for the six month period and [***] for the interim period and is estimated to be about [***] of the annual service revenue amount, which we viewed as quantitatively and qualitatively not significant either as a percentage or as a dollar amount.

o

The Company also considered the Company’s Sell-Side Analyst Consensus prepared by Sprint’s Investor Relations group, which is a consolidated analysis of investor expectations for key metrics for the upcoming fiscal year. Per review of this consensus, we noted that the investor community reviews ARPU and churn (as previously stated, the Lifeline subscribers have been excluded from our externally reported churn and ARPU since June 2017), and include a consensus for total wireless service revenues (which would include service revenue earned from the Lifeline program). The Consensus report does not include expectations for wholesale, affiliate, and other wireless service revenue (the portion of disaggregated service revenue that includes the revenue generated from the Lifeline program), but rather these expectations are included in total wireless service revenue. We also noted that the Consensus report includes a $700M range between the low estimate and high estimate for service revenue, and that the aggregated error is less than amount of this range and the correction of the error is not expected to cause the annual service revenue amount to be below the low end of the range.

●	The misstatement does not change a loss into income or vice versa;
o

In no interim or annual period did the misstatement change income to a loss or vice versa, nor would the correction of prior period errors in any annual or interim period change income to a loss or vice versa.

●	The misstatement does not impact the overall profitability of either segment;
o

Currently, Sprint reports operations from two reportable segments: Wireless and Wireline, with Wireless being the predominant segment of the Company in recent years. The Lifeline activity is included in the Wireless segment, which includes the

Securities and Exchange Commission

December 11, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

more significant Postpaid and Prepaid business. Revenue from the Lifeline program in total is a smaller and de-emphasized portion of Sprint’s Wireless business, both from an internal perspective as well as by users of our financial statements. However, this error does have some impact on the evaluation of the overall profitability of the Wireless segment, as historical results would have included erroneous revenue and cash inflows. Future projections of revenue and cash inflows will require downward adjustments; however, over a two year period the amount aggregated to only [***] compared to annualized Wireless service revenues of more than $20 billion per year and segment earnings of over $10 billion per year.

●	The misstatement does not affect compliance with regulatory requirements;
o

While the misstatement relates to noncompliance with the regulatory requirements of USAC and the Lifeline program, the Company was not willfully noncompliant with these regulators. Rather, the error stemmed from a technical error within our information systems. The Company notified the FCC regarding the error, corrected the issue within our information systems, and has committed to refunding amounts to the governmental agencies.

●	The misstatement does not affect compliance with loan covenants or other contractual requirements;
o	The error[s] do[es] not have a material effect on the Company’s financial position or its loan covenants.
●	The misstatement does not impact management’s compensation;
o

The Company’s long-term and short-term incentive plans could have been impacted as a result of the errors; however, such compensation amounts are discretionary and can be adjusted upwards or downwards for discrete items or based on other judgmental reasons.

o

The calculation of amounts to be compensated included multiple factors, measures and metrics, and there are different adjustments that vary by department. Key metrics under Short Term Incentive Plans have included Postpaid Handset Deactivations, Postpaid Handset Gross Adds, Prepaid Net Adds, Improvement in Sprint Promoter Score, Service Revenue Less Operating Expenses and Handset Depreciation, Operating Revenue, and Volume Adjusted Operating Expenses. Long Term Incentive Plans have included metrics such as EBIT growth, market share of subscribers, and cash flow measures, among others. Based on past experience, any adjustments in current period results relating to prior periods would be removed from the calculation and therefore, when considering impacts to management’s compensation, we only consider the impact for an annual period, in other words only those errors under the rollover method. As shown in our

Securities and Exchange Commission

December 11, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

quantitative analysis, the errors for each period would not have materially impacted total service revenue, operating expenses or EBIT (after excluding the impact of goodwill impairment for the year ended March 31, 2019) and would have had no impact on the Sprint Promoter Score or the calculation of gross or net adds (as Lifeline subscribers are excluded).

o

Whether the correction of the prior period errors recognized in the current year amount will be included as a discrete adjustment will be at the discretion of the Compensation Committee of the Company.

●	The misstatement does not conceal unlawful transactions;
o

While the misstatement relates to noncompliance with the regulatory requirements of USAC and the Lifeline program, the Company was not willfully noncompliant with these regulators; the misstatement was the result of an inadvertent error in underlying data from our information systems. The Company submitted reports to the regulatory bodies on a timely basis with information we believed to be accurate at the time of each of the filings.

●	The misstatement is not the result of intentional misstatement, management of earnings or fraudulent activity;
o	The error resulted from inaccurate data within the Company’s information systems and does not represent an intentional misstatement, management of earnings or fraudulent activity.
●	The misstatement does not have a prevalent impact on the financial statements;
o

The error primarily affected the Company’s consolidated operating revenue, but as outlined had a related impact on selling, general and administrative expenses. The impact to selling, general, and administrative expenses aggregated to amounts that were quantitatively and qualitatively immaterial under either the iron curtain or rollover methods for all interim and annual periods. Additionally, related balance sheet accounts would be impacted including Contract Assets, Accounts Payable (amount to be refunded), accrued liabilities and other expenses (income tax effect) and Deferred Costs to Acquire. However, the impacts were assessed as quantitatively and qualitatively insignificant for all periods both as a dollar amount or a percentage.

●	The known misstatement is not expected to result in a significant positive or negative market reaction.
o

As the Lifeline subscribers are not included in any key metrics and the impact of correcting the error in the quarter ended September 30, 2019 was not expected to have a significant impact on results (either from the recorded dollar amount or the percentage change), the Company did not expect a significant reaction from the

Securities and Exchange Commission

December 11, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

market. As expected, there was not a significant market reaction to our reported results for the three and six months ended September 30, 2019, which included the correction of the prior period error.
●	Management has corrected the error in the current year.
o	Management recorded the financial statement impacts in the quarter that the error was quantified along with all related impacts.

The Company assessed whether a) the errors were either quantitatively or qualitatively material to our prior period financial statements which would require a restatement of previously issued financial statements or b) not quantitatively or qualitatively material to the prior year financial statements but had accumulated such that the correction of the error in the current period would be either quantitatively or qualitatively material to the current period financial statements.

Based on the quantitative and qualitative assessment, the Company determined that the error was not quantitatively or qualitatively material to any of the prior periods nor would the correction of the error in the current quarter lead to a material misstatement for the three- or six-months ended September 30, 2019 results. Consequently, the error was corrected through a cumulative adjustment to Sprint’s financial statements for the quarter-ended September 30, 2019. As a result, Sprint’s three- and six-month income statements for the periods ending September 30, 2019 include the correction of the prior period errors such that revenue has been reduced by approximately [***] of prior period amounts and expenses are approximately [***] higher. The effect on service revenue and SG&A expenses are less than [***] of the reported amount. We noted that the adjustment did cause a greater than [***] change in EBITDA, AEBITDA, and Net Income for the three-months ended June 30, 2019 under the iron curtain method. As previously stated, both Sprint Management and external users of the financial statement consider EBITDA and AEBITDA to be more meaningful metrics of the Company’s performance than net income (as Sprint has historically operated at or near break-even net income). While EBITDA and AEBITDA represented a greater than [***] change in EBITDA and AEBITDA from the cumulative adjustment is recorded during the quarter ended September 30, 2019, the quantitative impact [***] on EBITDA and AEBITDA are within the high and the low range set by analysts’ consensuses. The Company did not identify any qualitative factors that indicated that this error was material to Sprint’s financial statements. As a result of our quantitative and qualitative analysis of these items, the Company does not believe that the correction of the error in the quarter ended September 30, 2019 financial statements would (or has) materially impact the decision-making of our investors or other users of our financial statements.

Accordingly, the Company, after briefing our Audit Committee, concluded that our prior period financial statements could continue to be relied upon and that the error would be corrected through cumulative adjustments to respective financial statement line items in the Company’s consolidated financial statements as of and for the three months ended September 30, 2019. As

Securities and Exchange Commission

December 11, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

outlined in Item 4 in our SEC Form 10-Q, although we determined the error was not quantitatively or qualitatively material to any annual or interim financial statements, we concluded that there was a reasonable possibility that the potential misstatement as a result of these deficiencies would be material to our financial statements in future periods. Consequently, the Company concluded that there was a material weakness in the Company’s internal control over financial reporting.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 913-794-3400 or paul.schieber@sprint.com.

Very truly yours,

/s/ Paul W. Schieber, Jr

Paul W. Schieber, Jr., Vice President and Controller, Sprint Corporation

cc:	Lisa Etheredge, Senior Staff Accountant, Securities and Exchange Commission

Robert S. Littlepage, Accountant Branch Chief, Securities and Exchange Commission

Michel Combes, President and Chief Executive Officer, Sprint Corporation

Andrew Davies, Chief Financial Officer, Sprint Corporation

Jorge Gracia, Chief Legal Officer, Sprint Corporation

Stefan K. Schnopp, Vice President Legal and Corporate Secretary, Sprint Corporation

Christina Sternberg, Chief Administrative Officer, Sprint Corporation

Brandon Parris, Morrison & Foerster LLP

David Lynn, Morrison & Foerster LLP

Securities and Exchange Commission

December 11, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

APPENDIX [***]

Securities and Exchange Commission

December 11, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

[***]

Securities and Exchange Commission

December 11, 2019

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT

CORPORATION PURSUANT TO 17 C.F.R §200.83

[***]